Buenos Aires, March 11th, 2019

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS

Ref.: Relevant Event. Convening of an Ordinary and Extraordinary General Shareholders’ Meeting for April 29, 2019.

Dear Sirs:

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”) to inform that on the date hereof the Board of Directors of the Company resolved to convene an Ordinary and Extraordinary General Shareholders’ Meeting for April 29, 2019, to be held at its offices located in Maipú 1, City of Buenos Aires, at 3 pm and 4 pm, in first and second calling, respectively.

Sincerely,

María Agustina Montes

Head of Market Relations